UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

QIAGEN N.V.

(Name of Subject Company)

QIAGEN N.V.

(Names of Persons Filing Statement)

Ordinary shares, par value EUR 0.01 per share

(Title of Class of Securities)

N72482123

(CUSIP Number of Class of Securities)

Roland Sackers

Chief Financial Officer

QIAGEN N.V.

Hulsterweg 82

5912 PL Venlo

The Netherlands

Tel: 011-31-77-355-6600

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

H. Oliver Smith

Michael Gilson

Connie I. Milonakis

Davis Polk & Wardwell London LLP

The Whittington Building

4A Frederick’s Place

London EC2R 8AB

United Kingdom

+44-20-7418-1300

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following communications made before the commencement of a planned tender offer by Crown NL Bidco B.V. (“Offeror”), a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of The Netherlands, to acquire all of the issued ordinary shares, par value €0.01 per share, of QIAGEN N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands (the “Company”), at a price of €46.50 per share, in cash, without interest, pursuant to a Business Combination Agreement, dated as of October 21, 2026 (the “Business Combination Agreement”), by and between the Offeror and the Company:

List of Exhibits:

Exhibit 99.1	Joint press release of the Offeror and the Company, dated October 21, 2026
Exhibit 99.2	Ad hoc announcement (English version)
Exhibit 99.3	Chairman letter
Exhibit 99.4	Chief Executive Officer letter
Exhibit 99.5	Internal key messages & FAQ

Forward-looking Statements

Certain statements contained in this communication may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (“Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These statements can be identified by the use of forward-looking terminology such as “believe”, “hope”, “plan”, “intend”, “seek”, “may”, “will”, “could”, “should”, “would”, “expect”, “anticipate”, “estimate”, “continue”, “target” or other similar words. To the extent that any of the statements contained herein relating to QIAGEN N.V.’s (“QIAGEN”) products, timing for launch and development, marketing and/or regulatory approvals, financial and operational outlook, growth and expansion, acquisitions, collaborations, markets, strategy or operating results, including without limitation its expected net sales, net sales of particular products, net sales in particular geographies, adjusted net sales, expansion of adjusted operating income margin, returns to shareholders, progressive dividend payments, product portfolio management, product launches (including anticipated launches of our sequencing solutions, testing platforms, panels and systems), leveraging AI technology, improvements in operating and financial leverage, currency movements against the U.S. dollar, plans for investment in our portfolio and share repurchase commitments, our expectations relating to our adjusted tax rate, debt maturity and repayment, our ability to grow adjusted earnings per share at a greater rate than sales, our ability to improve operating efficiencies and maintain disciplined capital allocation, are forward-looking, such statements are based on current expectations and assumptions that involve a number of uncertainties and risks. These include, but are not limited to, risks associated with our dependence on the development and success of new products; management of growth and expansion of operations (including the effects of currency fluctuations, tariffs, tax laws, regulatory processes and supply chain dependencies); variability of operating results; integration of acquired businesses; changes in relationships with customers, suppliers and strategic partners; competition; rapid or unexpected changes in technologies; fluctuations in demand for QIAGEN’s products (including fluctuations due to general economic conditions, the level and timing of customers’ funding, budgets and other factors, including delays or limits in the amount of reimbursement approvals or public health funding); our ability to obtain and maintain product regulatory approvals; difficulties in successfully adapting QIAGEN’s products to integrated solutions and producing such products; the ability of QIAGEN to identify and develop new products and to differentiate and protect our products from competitors’ products; market acceptance of new products and the integration of acquired technologies and businesses; actions of governments, global or regional economic developments, including inflation and changing interest rates, weather or transportation delays, natural disasters, cyber security breaches, political or public health crises and the resulting impact on the demand for our products and other aspects of our business, or other force majeure events; litigation risk, including patent litigation and product liability; debt service obligations; volatility in the public trading price of our common shares; as well as the possibility that expected benefits related to recent or pending acquisitions may not materialize as expected; and the other factors discussed under the heading “Risk Factors” in QIAGEN’s most recent Annual Report on Form 20-F. For further information, please refer to QIAGEN’s filings with the U.S. Securities and Exchange Commission (the “SEC”).

The forward-looking statements in this communication also include statements relating to the tender offer. Additional important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the proposed transaction not being timely completed, if completed at all; uncertainties as to the number of QIAGEN ordinary shares that will be tendered in the tender offer; the possibility that competing offers will be made; the possibility that the conditions to the tender offer may not be satisfied or waived; the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; the completion of the post-closing measures and implementation of the financing arrangements contemplated in connection with the tender offer; the receipt of, and any conditions associated with, any exemptive or other relief requested from the SEC in connection with the tender offer; regulatory approvals required for the transaction not being timely obtained, if obtained at all, or being obtained subject to conditions; prior to the completion of the transaction, QIAGEN’s business experiencing disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, customers, licensees, other business partners or governmental entities; difficulty retaining key employees; and the outcome of any legal proceedings related to the proposed transaction. Additional important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in QIAGEN’s most recent Annual Report on Form 20-F, which is on file with the SEC and available in the “Investor Relations” section of QIAGEN’s website, www.QIAGEN.com, and in any subsequent Reports on Form 6-K and other documents QIAGEN files or furnishes with the SEC, as well as in the tender offer materials to be filed by the Offeror and the other persons filing this Schedule TO-C (the “Filing Persons”) and the solicitation/recommendation statement on Schedule 14D-9 to be filed by QIAGEN in connection with the tender offer.

The forward-looking statements contained in this communication speak only as of the date of this communication. Neither the Offeror, any other Filing Person nor QIAGEN undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by applicable law.

Additional Information and Where to Find it

The tender offer referenced herein has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any ordinary shares of QIAGEN or any other securities, nor is it a substitute for the tender offer materials that the Filing Persons will file with the SEC and publish in Germany. The terms and conditions of the tender offer will be published in, and the offer to purchase ordinary shares of QIAGEN will be made only pursuant to, the offer document and related offer materials prepared by the Offeror and as approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, “BaFin”). Once the necessary permission from BaFin has been obtained, the offer document and related offer materials will be published in Germany and also filed with the SEC in a tender offer statement on Schedule TO at the time the tender offer is commenced. QIAGEN intends to file a solicitation / recommendation statement on Schedule 14D-9 with the SEC with respect to the tender offer; in addition, QIAGEN will publish a document combining the recommendation statement pursuant to Section 27 of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz - “WpÜG”) and the position statement pursuant to Section 18 and Annex G of the Dutch Decree on public offers (Besluit openbare biedingen Wft). The offer document for the tender offer (in German and in English) containing the detailed terms and conditions of, and other information relating to, the tender offer will, among other things, be published on the internet at www.eqt-offer.com.

Acceptance of the tender offer by shareholders that are resident outside Germany and outside of the United States may be subject to further legal requirements and/or restrictions. With respect to the acceptance of the tender offer outside Germany and outside of the United States, no responsibility is assumed for the compliance with such legal requirements applicable in the respective jurisdiction.

THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION / RECOMMENDATION STATEMENT ON SCHEDULE 14D-9, AS THEY MAY BE AMENDED FROM TIME TO TIME, AS WELL AS QIAGEN’S RECOMMENDATION STATEMENT PURSUANT TO SECTION 27 WPÜG AND POSITION STATEMENT PURSUANT TO SECTION 18 AND ANNEX G OF THE DUTCH DECREE ON PUBLIC OFFERS (Besluit openbare biedingen Wft) WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND SHAREHOLDERS OF QIAGEN ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY, AND NOT THIS DOCUMENT, WILL GOVERN THE TERMS AND CONDITIONS OF THE TENDER OFFER, AND BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT SUCH PERSONS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR ORDINARY SHARES.

The tender offer materials, including the offer to purchase and the related letter of transmittal and certain other tender offer documents, and the solicitation/recommendation statement on Schedule 14D-9 (when they become available) and other documents filed with the SEC by the Filing Persons or QIAGEN, may be obtained free of charge at the SEC’s website at www.sec.gov or at the Offeror’s website at www.eqt-offer.com. In addition, the tender offer statement and other documents the Filing Persons will file with the SEC will be available at www.eqt-offer.com.

Furthermore, copies of the offer document will also be available free of charge by contacting the information agent to be identified in the offer document.